Exhibit (A)(5)(E)

Meten EdtechX Announces Completion of its Offer to Exercise Warrants at a Reduced Price

SHENZHEN, China, January 8, 2021 – Meten EdtechX Education Group Ltd. (Nasdaq: METX) (“Meten EdtechX” or the “Company”), a leading omnichannel English language training (“ELT”) service provider in China, today announced it successfully completed a tender offer for its Warrants to purchase Ordinary Shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

Meten EdtechX raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 Warrants as part of the tender offer. In addition, 2,629,812 Warrants to purchase Ordinary Shares were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 Ordinary Shares.

Meten EdtechX offered its existing loyal Warrant holders the opportunity to exercise their Warrants at $1.40 from the initial Warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding Warrants were exercised in the tender offer.

Net proceeds are anticipated to be approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and are expected to primarily be used for potential acquisitions and working capital and for general corporate purposes.

Wong Heung Ming, Henry, Meten EdtechX’s Chief Financial Officer commented, “We are very pleased with the overwhelming results of our Tender Offer, and want to thank all of our loyal Warrant holders for their consideration and support. This offering is expected to improve our shareholders equity, reduce our warrant overhang and increase the institutional investors base. The net proceeds will primarily be used for general working capital purposes but may be used for potential acquisitions and invested in high growth online-business sectors. We further believe that our remaining warrant holders will be benefited by the continued reduced exercise price for the Warrants until the Company’s share price is increased.”

Following the issuance of the Ordinary Shares pursuant to the exercise of the Warrants under the Offer to Exercise the Company will have 62,662,122 Ordinary Shares issued and outstanding.

Effective January 6, 2021, the Company has temporarily reduced the exercise price of all outstanding Warrants to $2.50 per share, and has added a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire ordinary shares at an effective price per share that is lower than the then exercise price of the Warrants, subject to customary exceptions (the “Temporary Reduction Period”). This reduced price and “full-ratchet” anti-dilution protection will apply to all outstanding Warrants during the Temporary Reduction Period. The Temporary Reduction Period will terminate on the later to occur of (i) the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period or (ii) Monday, March 7, 2021. Upon any termination of the Temporary Reduction Period, the exercise price of the outstanding Warrants will be reset to $11.50 per share and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection. The one-time full-ratchet anti-dilution protection will also terminate upon the closing of bona fide (meaning raising gross proceeds of at least $10 million) equity financing by the Company at a per share price above $2.50 during the Temporary Reduction Period.

Chardan Capital Markets, LLC acted as financial advisor and placement agent to the Company with respect to the Offer.

The complete terms of the tender offer were set forth in the Tender Offer Statement on Schedule TO and related exhibits filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020, as amended. Copies of the Schedule TO, the prospectus and other related materials are available on the SEC’s website, at www.sec.gov.

For investor and media enquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Tel: +1 917-609-0333
Email: tina.xiao@ascent-ir.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements, based on our current expectations, assumptions, estimates and projections about us and our industry, that involve risks and uncertainties. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the volatility of our ordinary shares; the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.